AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

811-8038
(Variable Inv. Fund)
Branch 20

PROCESSING SECTION

06027024

February 7, 2006

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of Conditional Transfer Order (CTO-22) in *Marvin Hunt,, et al. v. INVESCO Funds Group, Inc., et al, Jeffrey S. Thomas, et al. v. A I M Advisors, Inc., et al and A I M Distributors, Inc., Ronald Kondracki v. A I M Advisors, Inc. and A I M Distributors, Inc.,* and *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
MAR 07 2006
THOMSON
FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\Berdat, et al. v INVESCO and AIM\Corr\L-020706SEC.doc
020706 (1) vtt

Member of the AMVESCAP Group

JUDICIAL PANEL ON
MULTIDISTRICT LITIGATION

40-33

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

January 26, 2006

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of an **Plaintiffs' Response to Defendants' Motion to Dismiss** in *Marvin Hunt,, et al. v. INVESCO Funds Group, Inc., et al*, *Jeffrey S. Thomas, et al. v. A I M Advisors, Inc., et al and A I M Distributors, Inc.*, and *Ronald Kondracki v. A I M Advisors, Inc. and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\Berdat, et al. v INVESCO and AIM\Corr\L-012606SEC.doc
012606 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

MARVIN HUNT, et al.

Plaintiffs,

v.

INVESCO FUNDS GROUP, INC., et al.,

Defendants.

Civil Action No.: 04-CV-2555

JEFFREY S. THOMAS, et al.,

Plaintiffs,

v.

AIM ADVISORS, INC. et al., and
AIM DISTRIBUTORS, INC.,

Defendants.

RONALD KONDRACKI,

Plaintiffs,

v.

AIM ADVISORS, INC. et al., and
AIM DISTRIBUTORS, INC.,

Defendants.

Judge Keith P. Ellison

PLAINTIFFS' RESPONSE TO DEFENDANTS' MOTION TO DISMISS

TABLE OF CONTENTS

TABLE OF AUTHORITIES

Federal Cases

Other Authorities

Rules

Regulations

[redacted]

I. ARGUMENT

In their Motion to Dismiss, Defendants' argue that Plaintiffs' Second Amended Consolidated Complaint ("SACC") is "devoid of facts" but then spend almost the entirety of their brief *and* over 100 pages of attachments disputing facts alleged by Plaintiffs. Pursuant to the Court's July 2005 Order, Plaintiffs have particularized their "allegations of excessive fees to each individual Defendant." Defendants' second attempt to dismiss this case is frivolous.[1] The facts set forth in Plaintiffs' Second Amended Consolidated Complaint must be taken as true for purposes of a motion to dismiss, and they easily meet the requirement that they give the Defendants fair notice of Plaintiffs' claims and the grounds upon which they rest. Given the lengths that Defendants go to dispute the facts set forth in Plaintiffs' Second Amended Consolidated Complaint, Defendants' arguments are not only inappropriate on a motion to dismiss but also demonstrate that Defendants have ample notice of the grounds of Plaintiffs' claims against them.

II. LEGAL STANDARD

It is unclear whether Defendants bring their current motion to dismiss pursuant to Fed. R. Civ. P. 12(b)(6) or Fed. R. Civ. P. 12(c).[2] What is clear is that Plaintiffs have pled facts specific to each Fund at issue, but that Defendants disagree with the interpretation of the facts.

---

[1] Plaintiffs incorporate their response to Defendants' Motion for Judgment on the Pleadings.

[2] Defendants' challenge to the facts presented by Plaintiffs make their motion inappropriate under Rule 12(c) as motions brought pursuant to that rule are "designed to dispose of cases where the material facts are not in dispute." *Great Plains Trust Co. v. Morgan Stanley Dean Witter & Co.*, 313 F.3d 305, 312 (5th Cir. 2002) (quoting *Hebert Abstract Co. v. Touchstone Props., Ltd.*, 914 F.2d 74, 76 (5th Cir. 1990) (per curiam)). In any event, the Fifth Circuit has applied the same standard for a motion to dismiss under Fed. R. Civ. P. 12(c) as it does for a motion to dismiss under Fed. R. Civ. P. 12(b)(6). *Decorative Ctr. of Houston, L.P., v. Direct Response Publ'ns, Inc.*, 208 F. Supp. 2d 719, 725 (S.D. Tex. 2002) (Atlas, J.); see also *Philips Petroleum Co. v. Int'l Bhd. of Boilermakers*, 251 F. Supp. 2d 1354, 1357-58 (S.D. Tex. 2003) (citing *Great Plains Trust Co.*, 313 F.3d at 313 n. 8); 5C Charles Alan Wright: Arthur R. Miller, Federal Practice and Procedure § 1368 (3d ed. 2004) ("A significant number of federal

It is well established that for purposes of a motion to dismiss, "all facts pleaded in the complaint *must* be taken as true" and the complaint "*must* be liberally construed in favor of the plaintiff." *Duran v. City of Corpus Christi*, No. 05-40214, 2005 U.S. App. LEXIS 28520, at *4 n.2 (5th Cir. Dec. 21, 2005) (citing *Lowrey v. Tex. A&M Univ. Sys.*, 117 F.3d 242, 247 (5th Cir. 1997)) (emphasis added). *See also Scheuer v. Rhodes*, 416 U.S. 232, 236 (1974); *Piotrowski v. City of Houston*, 51 F.3d 512, 514 (5th Cir. 1995); *Kaiser Aluminum & Chem. Sales, Inc. v. Avondale Shipyards, Inc.*, 677 F.2d 1045, 1050 (5th Cir. 1982); 5C Charles Alan Wright & Arthur R. Miller, *Federal Practice and Procedure*, § 1368 (3d ed. 2004).

Further, all that is required under Fed. R. Civ. P. 8 is a "'short and plain statement of the claim' that will give the defendant fair notice of what the plaintiff's claim is and the grounds upon which it rests." *Conley v. Gibson*, 355 U.S. 41, 47-48 (1957). "[A] complaint should not be dismissed for failure to state a claim unless it appears *beyond doubt* that the plaintiff can prove no set of facts in support of his claim which would entitle him to relief." *Id.* at 45-46 (emphasis added). *See also Duran*, 2005 U.S. App. LEXIS 28520, at *4 n.2 (citing *Jones v. Greninger*, 188 F.3d 322, 324 (5th Cir. 1999)). The burden of proving beyond a doubt that no claim has been stated rests with the movant. 2 James Wm. Moore et al., Moore's Federal Practice § 12.34[1][a] (3d ed. 2005). *See also Kehr Packages v. Fidelcor, Inc.*, 926 F.2d 1406, 1409 (3d Cir. 1991). For these reasons, the Fifth Circuit has consistently disfavored dismissal under Rule 12(b)(6). *See Hall v. Thomas*, 190 F.3d 693, 696 (5th Cir. 1999); *Lowrey*, 117 F.3d at 247; *Mahone v. Addicks Utility Dist.*, 836 F.2d 921, 926 (5th Cir. 1988). Defendants' insistence that Plaintiffs plead even more evidentiary facts and data than are set forth in the Second

---

courts have held that the standard to be applied on a Rule 12(c) motion ... is identical to that used on a Rule 12(b)(6) motion ....").

Amended Consolidated Complaint raises a pleading contest that simply is not authorized by Rule 8.

Just days ago, yet another court upheld a complaint alleging violations of section 36(b) of the Investment Company Act of 1940 ("ICA") which was very similar to Plaintiffs' original complaints in these cases. 15 U.S.C. § 80a – 35(b). *Dumond v. Mass. Fin. Servs. Co.*, No. 04-11458, 2006 U.S. Dist. LEXIS 1933 (D. Mass. Jan. 19, 2006). The court emphasized that if the complaint, "*read as whole*," puts defendants on fair notice of a plaintiff's Section 36(b) claim, the complaint must be allowed. *Id.* at *11-12 (emphasis added). Reading Plaintiffs' Second Amended Consolidated Complaint as a whole, Defendants' motion must be rejected.

A. **Defendants' Misplaced Challenge to Plaintiffs' Factual Allegations**

Defendants attempt to sidetrack the Court by nitpicking at a few of the numbers presented in Plaintiffs' Second Amended Complaint. The Court should not allow Defendants to create a mountain out of a molehill. Defendants' challenge is unfounded because:

- The facts in the complaint must be accepted as true;
- Defendants actually challenge Plaintiffs' *methodology* (*i.e.*, not the facts themselves but what the facts mean) which should be resolved as a matter of expert opinion at trial but is wholly inappropriate for a motion to dismiss;
- The *substance* of Plaintiffs' claims remains unchanged despite Defendants' challenge to Plaintiffs' methodology; and
- Defendants' challenge focuses almost exclusively on the economies of scale argument while simultaneously arguing that "'economies of scale' are not the be-all and end-all of a § 36(b) case." Defendants' Motion at p.7.

First, Defendants' challenge is wholly inappropriate on a motion to dismiss as all facts in a complaint must be accepted as true for purposes of a motion to dismiss. *Duran*, 2005 U.S. App. LEXIS 28520, at *4.

Second, Defendants are raising questions regarding methodology which are unsuitable for a motion to dismiss. Noticeably, Defendants do not and cannot challenge the accuracy of the facts themselves, as the data they highlight in parts C and D of their motion (*i.e.* the asset values of each Fund and the fees charged over the specified period) came directly from the Defendants and were obtained through public documents they provide to shareholders of the Funds. Even Morningstar, a provider of independent investment research upon whose data Plaintiffs relied for the charts in Paragraphs 90,[3] 95, 96, and 102, discusses fund assets and fees as of a specific point in time, using those figures as guideposts.

Third, the *substance* of Plaintiffs' claims remains unchanged despite Defendants' challenge to Plaintiffs' methodology. The main points Plaintiffs make with the facts provided by the Defendants regarding the assets of and fees paid by the Funds are twofold: 1) economies of scale were not shared by the Defendants with shareholders of the Funds; and 2) comparing the fees of the Funds in any variety of ways, they are excessive. Even the figures Defendants set forth in their brief and voluminous attachments demonstrate that the fees increase at a similar rate as assets – a fact that shows economies of scale were not shared by the fiduciary Defendants with the shareholders of the Funds.[4] In any event, the data concerning the assets and fees, (regardless of what numbers are referenced) do not, looked at in isolation, provide a conclusive

[3] Defendants misuse *Gartenberg v. Merrill Lynch Asset Management, Inc.*, 694 F.2d 923 (2d Cir. 1982) to challenge the *facts* presented in Paragraph 90 the Complaint. First, *Gartenberg* involved a judgment dismissing a case *after a trial, id.* at 925, consequently making it inapplicable to a case at the motion to dismiss stage. Second, the plaintiffs in that case attempted to compare the fees paid by large pension funds to money market funds. *Id.* at 930 n.3. Unlike *Gartenberg*, Plaintiffs in the case at hand are comparing fees paid by *equity* fund managers to fees paid by *equity* pension managers.

[4] There is a typographical error in Exhibit 8 regarding the AIM Basic Value Fund assets at year-end 2004. However, the correct figure is contained in the Paragraph 105 in which the problems with the fees charged to the AIM Basic Value Fund are discussed and, notably, not challenged by Defendants. Nor did Defendants challenge the factual allegations in Paragraph 105 regarding the INVESCO Growth Fund.

answer about the extent of the economies of scale and whether they were passed on to the shareholders in any meaningful way. To complete the analysis, information concerning the costs to the funds of the services is necessary; however, that information is not publicly available and can only be determined through discovery.[5]

Finally, while Defendants caution the Court that economies of scale are just a single factor in determining a breach of fiduciary duty with respect to the receipt of compensation, they focus almost exclusively on that one point, to the exclusion of all the other facts contained in the Second Amended Consolidated Complaint. In harping on a tree, they completely miss the forest: *e.g.*, Defendants are notorious among their peer group, as well as the mutual fund industry, for their excessively high fee structure coupled with strikingly poor governance ratings – in fact, Defendants had the ***highest*** fees of *all* the large fund management companies in a study of fees between 1989 through 2004 conducted by Morningstar. *See* Section II.B., *infra*.

B. Defendants' Silence on the Numerous Facts in Plaintiffs' Complaint

The essence of a claim for unfair fees is whether "defendants charge plaintiffs much higher fees than other clients for equivalent advisory services." *See ING Principal Prot. Funds Derivative Litig.*, 369 F. Supp. 2d 163, 169 n.35 (D. Mass. 2005) (citing *Strigliabotti v. Franklin Res., Inc.*, No. 04-00883, 2005 U.S. Dist. LEXIS 9625, at *12 (N.D. Cal. Mar. 7, 2005)) ("*Strigliabotti I*"). In addition to alleging that the fees charged to the Funds by Defendants are

[5] Similarly, Defendants claim that Plaintiffs should further have to make allegations regarding specific services, Defendants' Motion to Dismiss, p. 11, attempts to impose a heightened pleading standard on Plaintiffs and, worse, with information Defendants know is not readily available to the public. As discussed in Plaintiffs' response to Defendants' Motion for Judgment on the Pleadings, this information is unavailable short of discovery. *See* Disclosure Regarding Approval of Investment Advisory Contracts by Directors of Investment Companies, 69 Fed. Reg. 39,798, (June 30, 2004) (codified at 17 C.F.R. pts. 239, 240 & 274) requiring the provision of previously unavailable information such as (1) the nature, extent, and quality of the services to be provided by the investment adviser; (2) the investment performance of the fund and the investment adviser; (3) the costs of the services to be provided and profits to be realized by the investment adviser and its affiliates from the relationship with the fund; (4) the extent to which economies of scale would be realized as the fund grows; and (5) whether fee levels reflect these economies of scale for the benefit of fund investors." *Id.* at 39801.

excessive, Plaintiffs provide facts with respect to the fees charged to other clients for equivalent services in their Second Amended Consolidated Complaint. *See, e.g.*, SACC ¶¶ 51-53, 82-84, 89-93, 95-100, 102.

Defendants' misplaced reliance on *Migdal v. Rowe Price-Fleming International, Inc.*, 248 F.3d 321 (4th Cir. 2001), can be seen by the decisions of numerous other courts in more recent cases that have upheld complaints similar to Plaintiffs' original complaints. Citations to such cases can be found in Plaintiffs' brief opposing Defendants' first motion to dismiss. *See* Plaintiffs' Response to Defendants' Motion for Judgment on the Pleadings, Section II.B.1. Since then, two additional courts have upheld the validity of complaints such as the original complaints in this case. *Dumond*, 2006 U.S. Dist. LEXIS 1933; *Strigliabotti v. Franklin Res. Inc.*, 398 F. Supp. 2d 1094, 2005 U.S. Dist. LEXIS 28410 (N.D. Cal. 2005) ("*Strigliabotti II*"). While courts faced with broad, *class action* cases dealing with the improper allocation of brokerage business claims have sometimes allowed and sometimes not allowed even thinly-pled 36(b) claims to survive a motion to dismiss, *compare In re AllianceBernstein Mutual Fund Excessive Fee Litigation*, No. 04-4885, 2006 U.S. Dist. LEXIS 939 (S.D.N.Y. Jan. 11, 2006) (cited by Defendants) *with Forsythe v. Sun Life Fin. Inc.,* No. 04-10584, 2005 U.S. Dist. LEXIS 517 (D. Mass. Jan. 13, 2005),[6] courts have universally allowed complaints like Plaintiffs' original complaints (here) to go forward, let alone the factually packed, fund specific Second Amended Consolidated Complaint. The complaint at issue in *Migdal* comes no where near Plaintiffs'

[6] The complaints in *AllianceBernstein* and *Forsythe* are nearly identical, focusing on the undisclosed fees used to pay brokerages to steer prospective clients (the purchasing of "shelf space"). The ICA § 36(b) claims (only a small portion of either complaint and much less than the facts contained Plaintiffs' original complaints in this case) in *AllianceBernstein* and *Forsythe* focused almost exclusively on allegations of director control by an investment advisor. *See* Consolidated Amended Complaints in *AllianceBernstein* and *Forsythe*, Attachments 1 and 2, respectively. The complaint in *Boyce v. AIM Management Group, Inc.*, Civ. No. 05-cv-2587, which is pending before this court contains allegations similar to those in *AllianceBernstein* and *Forsythe*.

Second Amended Consolidated Complaint in terms of factual allegations that state a claim for excessive fees under section 36(b).

The Second Amended Consolidated Complaint includes all the factual allegations that courts have looked for in upholding complaints under Section 36(b) and, out of an abundance of caution, specifically alleges facts pertaining to each *Gartenberg* factor (even though other courts found this unnecessary). Defendants continue to ignore the existence of all of these allegations. For example, the Second Amended Consolidated Complaint contains the following facts:

- Despite the equivalence of the investment advisory services Defendants or their affiliates provide to the Funds and other clients (such as institutional clients) and the identical costs of those services, the fees Defendants receive from the Funds for investment advisory services are much higher than the fees Defendants or their affiliates receive from other clients for the identical services (*see* SACC ¶¶ 52, 53, 82, 87, 89-100);

- It gives examples of specific pension funds managed by Defendants or their affiliates for far lower advisory fees as well as comparisons to specific entities providing shareholder services for far lower advisory fees than those charged by Defendants or their affiliates (SACC ¶¶ 91-94, 98-100);

- It provides examples of the growth in assets of the Funds despite the unchanged nature of the services rendered, resulting in disproportionately large advisory fees. (SACC ¶¶ 83, 105);

- Despite the dramatic growth in total assets held by the Funds, the management fees (including the Portfolio Selection Fee), administrative fees,[7] and total 12b-1 Distribution Fees (including Distribution Fees) received by Defendants have grown over time even though the cost of servicing funds has decreased and Defendants have been able to provide identical services to institutional clients for much lower fees, thus depriving the Funds of the benefit of these economies of scale. (SACC ¶¶ 49, 58, 74, 84, 96-102, 106, 122);

[7] The Second Amended Consolidated Complaint alleges that Defendant AIM provides or arranges for administrative services and that Defendant AIM Distributors is the distributor of the Funds. SACC ¶¶ 21-22. While an affiliate of Defendants may have been the recipient of some of the administrative fees, *see* SACC ¶ 55, Defendants also would be liable under section 36(b) to the extent they were the recipient of any of those fees whether directly or indirectly through an affiliate.

- Defendants buy and sell, at their discretion, stocks, bonds, and other securities for the Funds which is precisely the same service provided to Defendants' institutional and other clients (SACC ¶ 82);

- A review of Defendants' full costs of providing advisory services will also demonstrate the enormous profitability to Defendants of managing the Funds (SACC ¶ 109);

- Defendants receive fallout benefits from, *e.g.*, securities lending arrangements (where Defendants loan out the securities of the Funds and receive compensation as the lending agents of the Funds) and selling investment advisory services paid for by the Funds at virtually no additional cost (SACC ¶¶ 110-113); and

- As part of their scheme to receive excessive fees, Defendants did not keep the directors fully informed regarding all material facts and aspects of their fees and other compensation, and the directors rarely, if ever, questioned any information or recommendations provided by Defendants (SACC ¶¶ 114-115, 118, 128-131).

See Dumond, 2006 U.S. Dist. 1933, at *11-12 (finding such allegations factual, not conclusory) and *Strigliabotti I*, 2005 U.S. Dist. LEXIS 9625 , at *11-13.

In *Dumond*, the court held that "to the extent [*Migdal*] can be read as requiring a higher level of factual pleading under § 36(b), I find such an interpretation of the law to be inconsistent with the applicable standard under Rule 8." *Dumond*, 2006 U.S. Dist. LEXIS 1933, at *12. The court in *Strigliabotti I* found that where the plaintiffs in *Migdal* "alleged only half of the equation (facts about the high fees but no facts about the services)," 2005 U.S. Dist. LEXIS 9625, at *13, allegations such as those in the Second Amended Consolidated Complaint listed above (which are even more detailed than that in *Strigliabotti* as that complaint was very similar to Plaintiffs' original complaints in this case) distinguished it from the complaint in *Migdal* and were sufficient under Rule 8's liberal pleading standard. *Id.* While Defendants' claimed *Strigliabotti I* was inapplicable in their earlier Motion for Judgment since the fund by fund issue was not raised there, Defendants in that case have now presented that very same argument, and Judge Illston squarely rejected it in *Strigliabotti II*, 2005 U.S. Dist. LEXIS 28410, at *12-13 ("defendants' current arguments focus on the lack of such specific allegations for each fund. The fact that defense counsel believes that the previous motion to dismiss was erroneously decided, and erroneously presented by his co-counsel, is not a persuasive reason for the Court to exercise its discretion to revisit an issue that must have been decided explicitly or by necessary implication in the previous disposition.) (citation omitted).[8] Further, as demonstrated above, unlike *Benak v. Alliance Capital Management L.P.*, No. 01-5734, 2004 U.S. Dist. LEXIS 12231 (D.N.J. Feb. 9, 2004), the Second Amended Consolidated Complaint makes factual allegations regarding all six *Gartenberg* factors.

The Second Amended Consolidated Complaint also goes on to add even more facts specific to Defendants and/or *each fund.* For example:

- Economies of scale exist for the AIM funds but have not been shared with the funds or their shareholders (SACC ¶¶ 79, 104, 105);

- AIM/INVESCO is a fund company with above-average fees which are grossly overpriced for the services they provide. Morningstar rated Defendants with regard to fees as very poor for the AIM Basic Value Fund, AIM Charter Fund, and the AIM Large Cap Growth Fund, poor for the AIM Premier Equity Fund; and only fair for the AIM Balanced Fund, AIM Constellation Fund, and AIM Weingarten Fund (SACC ¶ 48);

- Of the twenty large fund management companies in a Morningstar study, AIM had the highest expense ratio of *all* of the funds, with no other fund group even being close (SACC ¶ 49);

- It provides examples of the growth in assets of each fund despite the unchanged nature of the services rendered, resulting in disproportionately large advisory fees. (SACC ¶¶ 83, 105);

- It provides comparisons of the fees for each fund with sample pension portfolio advisory services, specific funds sub-advised or advised by Defendants, and the industry average (SACC ¶¶ 90-94, 95, 96, 97, 99, 100, 102);

[8] Defendants' counsel, Daniel Pollack, also represents defendants in *Strigliabotti.*

- The 12b-1 fees charged by AIM are higher than many of its competitors. Because the distribution fees are based on the net asset value of the Funds and not on the distribution activity, if any, by Defendants, the Distribution Plans have extracted additional compensation for advisory services to Defendants, thereby resulting in excessive fees paid to them. The Second Amended Consolidated Complaint also provides specific examples of the 12b-1 fees paid to each fund.[9] (SACC ¶¶ 63-65);

- Morningstar Inc. evaluated governance aspects of the AIM Funds and awarded dismal grades, concluding the AIM funds were beset by high fees, lackluster "board quality," and a distressed "corporate culture" (SACC ¶ 117); and

- It provides data for each fund for the time period relevant for the Second Amended Consolidated Complaint (through fiscal year 2004, the only data available at the time the SACC was filed)[10] (SACC ¶¶ 50, 51, 55, 56, 57, 65, 86, 90, 95, 96, 102, 105) in addition to historical data to put the current data in context.

Defendants disingenuously ask the Court to completely disregard the totality of facts presented by Plaintiffs – even in the face of numerous, post-*Migdal* cases holding that complaints alleging much less than the one in question clearly state a claim. Plaintiffs' Second Amended Consolidated Complaint, "read as whole," clearly puts Defendants on fair notice of the Plaintiffs' Section 36(b) claim. This is all that is required.

III. CONCLUSION

For all the reasons stated herein, Plaintiff's Second Amended Consolidated Complaint more than meets the pleading standard under Fed. R. Civ. P. 8. Defendants' motion should be denied and the Court should enter an appropriate order granting Plaintiffs' pending motion to

[9] *Yameen v. Eaton Vance Distributors, Inc.*, 394 F. Supp. 2d 350, 355 (D. Mass. 2005) is inapposite here as the *only* issue in that case was the independence and conscientiousness of the trustees given the fact that the fund in that case was closed. The allegations in this case go far beyond the fact that the AIM Mid Cap Core Equity Fund is closed. *See, e.g.*, SACC ¶¶ 59-66, 120, 122.

[10] The data available in the Complaint in this case completely distinguishes it from the complaint in *In re AllianceBernstein Mutual Fund Excessive Fee Litigation*, 2006 U.S. Dist. LEXIS 939, cited by Defendants.

compel discovery in order to move this case forward. It is clear from Defendants' actions that they will continue to attempt to delay their day of reckoning until ordered to do otherwise.

Dated: January 25, 2006

Robin L. Harrison
State Bar No. 09120700
Southern District I.D. No. 4556
Justin M. Campbell, III
State Bar No. 03721500
Southern District I.D. No. 2988
Campbell Harrison & Dagley L.L.P.
4000 Two Houston Center, 909 Fannin Street
Houston, Texas 77010
(713) 752-2332 Telephone
(713) 752-2330 Facsimile

/s/Michael D. Woerner
Lynn Lincoln Sarko, *pro hac vice*
Michael D. Woerner, *pro hac vice*
Tana Lin, *pro hac vice*
Gretchen F. Cappio, *pro hac vice*
KELLER ROHRBACK, L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052
Telephone: (206) 623-1900
Facsimile: (206) 623-3384

ATTORNEYS FOR *HUNT, THOMAS* and *KONDRACKI* PLAINTIFFS

OF COUNSEL

Ron Kilgard
Gary Gotto
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Suite 900
Phoenix, AZ 85012
Telephone: (602) 248-0088
Facsimile: (602) 248-2822

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON, PATRICK, WESTBROOK & BRICKMAN, LLC
174 East Bay Street
Charleston, SC 29401
Telephone: (842) 727-6500
Facsimile: (843) 727-3103

Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, L.L.P.
100 North Tampa Street, Ste. 1800
Tampa, FL 33602
Telephone: (813) 225-2500
Facsimile: (813) 223-7118

Attorneys for *Hunt, Thomas* and *Kondracki* Plaintiffs

CERTIFICATE OF SERVICE

I hereby certify that on January 25, 2006, a true and correct copy of Plaintiffs' Response to Defendants' Motion to Dismiss was served upon the following counsel of record via ECF notification and/or electronic mail or facsimile:

Daniel A. Pollack
dapollack@pollacklawfirm.com
Edward T. McDermott
etmcdermott@pollacklawfirm.com
Anthony Zaccaria
azaccaria@pollacklawfirm.com
Pollack & Kaminsky
114 West 47th Street, Suite 1900
New York, NY 10036
Tel. (212) 575-4700
Fax. (212) 575-6560

Michael K. Oldham
moldham@gibbs-bruns.com
TBA #00798405
S.D. Tex. #21486
Gibbs & Bruns LLP
1100 Louisiana, Ste. 5300
Houston, TX 77002
Tel. (713) 751-5268
Fax. (713) 750-0903

Charles S. Kelley
ckelley@mayerbrownrowe.com
TBA No. 11199580
S.D. Tex. #14344
Mayer, Brown, Rowe & Maw LLP
Suite 3600
700 Louisiana Street
Houston, TX 77002-2730
Tel. (713) 221-1651
Fax (713) 224-6410

Attorneys for Defendants

/s/Michael D. Woerner
Michael D. Woerner

AIM INVESTMENTS

40-33

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

January 10, 2006

RECD S.E.C.
JAN 1 7 2006
1086

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by the parties listed in Attachment A

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of the parties listed in Attachment A, a copy of Notice of Potential Tag-along Action under Rule 1.1, 7.4, and 7.5(e) filed in *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland.*, *Hunt, Marvin, et al. v. INVESCO Funds Group, Inc., et al.*, *Thomas, Jeffrey S., et al. v. A I M Advisors, Inc., et al.*, and *Ronald Kondracki v. A I M Advisors, Inc. and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

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Attachment A

List of Defendants

1. AMVESCAP PLC
2. AMVESCAP National Trust Company
3. AMVESCAP Retirement, Inc.
4. AVZ, Inc.
5. A I M Advisors, Inc. (1940 Act Registration No. 801-12313)
6. A I M Distributors, Inc. (1933 Act Registration No. 8-21323)
7. AIM Investment Services, Inc.
8. A I M Management Group, Inc.
9. INVESCO Funds Group, Inc.
10. INVESCO Distributors, Inc.
11. INVESCO Global Assets Management Limited
12. INVESCO Institutional (N.A.), Inc.
13. INVESCO Assets Management (N.A.)
14. AIM Stock Funds
15. AIM Combination Stock and Bond Funds
16. AIM Sector Funds
17. AIM Treasurer's Series Trust
18. Mark Williamson
19. William Galvin

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POLLACK & KAMINSKY

114 WEST 47TH STREET, NEW YORK, NEW YORK 10036
TEL: (212) 575-4700
FAX: (212) 575-6560

DANIEL A. POLLACK
MARTIN I. KAMINSKY
EDWARD T. McDERMOTT

W. HANS KOBELT
JUSTIN CHU
ANTHONY ZACCARIA

December 29, 2005

By Federal Express

Michael J. Beck
Clerk of the Panel
United States of America
Judicial Panel on Multidistrict Litigation
One Columbus Circle, NE
Thurgood Marshall Federal Judiciary Bldg.
Room G-255, North Lobby
Washington, D.C. 20002

RECD S.E.C.
JAN 17 2006
1088

Re: MDL-1586 - In re Mutual Funds Investment Litigation
AIM/INVESCO Sub-Track, No. 15864 (JFM)

Dear Mr. Beck:

Attached is a copy of the Second Amended Consolidated Complaint filed in the United States District Court for the Southern District of Texas on December 12, 2005 entitled Hunt v. INVESCO Funds Group, Inc., et al; Thomas v. A I M Advisors, Inc., et al; and Kondracki v. A I M Advisors, Inc., et al, No. 04-CV-2555 (Judge Keith P. Ellison).

We believe that it is now clear that this action (three actions consolidated for pre-trial purposes) qualifies as a tag-along action in the AIM/INVESCO sub-track of MDL-1586 under Rules 1.1, 7.4 and 7.5 of the Rules of the Judicial Panel on Multidistrict Litigation.

We refer you specifically to the allegations at paras. 36, 37, 38, 39, 40, 41, 42, 43 and 44, all of which make clear that this action involves questions of fact common to the pending actions against these defendants in the AIM/INVESCO sub-track concerning allegedly "unlawful market-timing agreements." See para. 44.

AIM
INVESTMENTS

40-33

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

January 11, 2006

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc. and A I M Distributors, Inc.

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc. and A I M Distributors, Inc., one copy of an Rule 41(a)(1)(ii) Stipulation of Dismissal with Prejudice in *Herman C. Ragan, et al. v. INVESCO Funds Group, Inc. and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\litigation\Ragan v INVESCO and AIM\Corr\L-011106SEC.doc
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U.S. DISTRICT COURT
AUGUSTA DIV.

2005 DEC 19 PM 12:48

CLERK J. H.
SO. DIST. OF GA.

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF GEORGIA
DUBLIN DIVISION

HERMAN C. RAGAN, derivatively, and on behalf of himself and all others similarly situated,	:	
Plaintiff,	:	
-against-	:	Case No. CV304-031
INVESCO FUNDS GROUP, INC. and A I M DISTRIBUTORS, INC.	:	
Defendants.	:	Rule 41(a)(1)(ii) Stipulation of Dismissal with Prejudice

The above-titled action is hereby dismissed, on the merits, with prejudice, and without costs to any party, pursuant to Rule 41(a)(1)(ii), Fed. R. Civ. P.

BELL & JAMES

by: ____________________
John C. Bell
945 Broad Street, 3rd Floor
P.O. Box 1547
Augusta, GA 30903-1547
Tel.: (706) 722-2014
Fax: (706) 722-7552

POLLACK & KAMINSKY

by: [signature]

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street, Suite 1900
New York, New York 10036
Tel.: (212) 575-4700
Fax.: (212) 575-6560

TUCKER, EVERITT, LONG, BREWTON & LANIER

by: [signature]

Thomas W. Tucker
State Bar No. 717975
453 Greene Street
P.O. Box 2426
Augusta, Georgia 30903-2426
Tel.: (706) 722-0771
Fax.: (706) 722-7028

Attorneys for Defendants A I M Distributors, Inc. and INVESCO Funds Group, Inc.

Dated: December 14, 2005

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

December 9, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of an Plaintiffs' Response to Defendants' Opposition to Motion to Compel Production of Documents and Rule 30(b)(6) Deposition in *Dolores Berdat, et al. v. INVESCO Funds Group, Inc., et al, Fernando Papia, et al. v. A I M Advisors, Inc., et al*, and *Ronald Kondracki v. A I M Advisors, Inc. and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\Berdat, et al. v INVESCO and AIM\Corr\L-120905SEC.doc
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IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, et al.

Plaintiffs,

v.

INVESCO FUNDS GROUP, INC., et al.,

Defendants.

Civil Action No.: 04-CV-2555

FERNANDO PAPIA, et al.,

Plaintiffs,

v.

AIM ADVISORS, INC. et al., and
AIM DISTRIBUTORS, INC.,

Defendants.

RONALD KONDRACKI,

Plaintiffs,

v.

AIM ADVISORS, INC. et al., and
AIM DISTRIBUTORS, INC.,

Defendants.

Judge Keith P. Ellison

PLAINTIFFS' RESPONSE TO DEFENDANTS' OPPOSITION TO MOTION TO COMPEL PRODUCTION OF DOCUMENTS AND RULE 30(b)(6) DEPOSITION

Despite the Court's directive that the parties attempt to reach a compromise with respect to Plaintiffs' discovery requests, Defendants assert that any discovery is inappropriate because "no complaint exists." This argument should be rejected out of hand as the Court never dismissed Plaintiffs' original complaints. Further, the Court's directive on discovery came during the telephonic hearing on Plaintiff's pending motions to amend their complaint, indicating that the Court contemplated that at least some discovery would be conducted while Plaintiffs' motions to amend are pending.

Plaintiffs' motions to amend their complaint do not seek to add any new §36(b) claims. Defendants have objected to Plaintiffs' request to add new Plaintiffs for funds that were the subject of the original complaints. The only viable issue concerning the addition of plaintiffs is the "look-back" period for damages. The funds themselves will continue to be the subject of an amended complaint. Defendants also objected to the addition of two funds in the amended complaint. Again, regardless of the procedure by which the Court will instruct Plaintiffs to file the claims relating to the two new funds, they will still ultimately be at issue in this case, and the case will have been significantly narrowed from twenty one funds to just eight funds.

In footnote 1 of Defendants' brief, they reference a Second Amended Complaint filed by Milberg Weiss, et al., in *Boyce v. Aim Management Group*, 04-CV-2557, which includes a count alleging an ICA § 36(b) violation as a class action on behalf of investors. However, two recent decisions rejected §36(b) claims asserted by Milberg Weiss as direct (class) claims, holding that § 36(b) claims can be maintained only as derivative claims. *See In re Franklin Mutual Funds Fee Litig.*, 388 F.Supp.2d 451, 463-64 (D. N.J. 2005) (citing *Kauffman v. Dreyfus Fund, Inc.*, 434 F.2d 727 (3d. Cir. 1970); *In re Lord Abbett Mutual Funds Fee Litig.*, 385 F.Supp.2d 471, 488 (D. N.J. 2005). Plaintiffs note that Daniel Pollack, one of AIM's counsel, was defense counsel in the *Franklin* case and successfully convinced the District Court of New Jersey to dismiss the Milberg Weiss complaint's § 36(b) claim as it was inappropriately pled as a direct, class action claim. Mr. Pollack should not be allowed to hold discovery in this case hostage while he seeks dismissal of another Milberg Weiss class action complaint in *Boyce*.

Moreover, Defendants previously argued that these cases should not be consolidated with the *Boyce* cases because, *inter alia*: 1) they involve entirely different subject matter; 2) these cases are derivative actions, not class actions; and 3) these cases center on the payment of allegedly excessive advisory and distribution fees of selected mutual funds strictly for the one-year period prior to the commencement of those actions versus the five-year period at issue in the *Boyce* actions. Defendants' Memorandum of Law in Partial Opposition to [Boyce] Plaintiffs' Motion for Consolidation for Pre-Trial Purposes, attached as Exhibit 1. Thus, the § 36(b) claims in this case would continue regardless of whether the *Boyce* § 36(b) claims are allowed to proceed.

Further, Defendants never raised the time period of Plaintiffs' requests while the parties were supposed to be negotiating a discovery compromise. Yet, they now refuse to provide any discovery by asserting that their duty to provide discovery relates solely to the damage period ultimately allowed at trial rather than the fifteen years requested by Plaintiffs. Evidence concerning the growth of the funds over time in relation to the nature of the services rendered is relevant to demonstrate, *e.g.*, the disproportionate relationship between fees and services, *see Strigliabotti v. Franklin Resources, Inc.*, No. 04-00883, 2005 U.S. Dist. LEXIS 9625, at *11-12 (N.D. Cal. Mar. 7, 2005), and, at a minimum, Defendants should have offered to produce documents over a different time period pursuant to the Court's directive that the parties try to reach a compromise on discovery.

Plaintiffs originally requested forty nine categories of documents and planned on seeking the deposition of directors, fund managers, and others. However, at the direction of the Court to try and reach a compromise, Plaintiffs narrowed their requests to just six categories of documents and a Rule 30(b)(6) deposition. Plaintiffs then attempted to negotiate in good faith with Defendants over a period of four weeks; however, Defendants have offered no compromise and have offered no discovery while our motion to amend is pending. Instead, they advance new arguments, none of which has merit as to why they should produce no discovery.

Finally, with respect to Plaintiffs' request for a Rule 30(b)(6) deposition, Plaintiffs' list of subject matters is clear and definite. The Rule 30(b)(6) notice in *Reed v. Nellcor Puritan Bennett*, 193 F.R.D. 689, 692 (D. Kan. 2000) indicated that the areas listed in the notice were not exclusive. In contrast, the notice proposed in this case contains very specific and limited topics. While a few of the topics themselves may use the language "but not limited to," this is not fatal to the notice. Even if the Court were to find that some of the topics were overbroad, the remedy is to simply strike the "but not limited to" language from the notice while allowing the deposition itself to proceed. *See Tri-State Hospital Supply Corp. v. U.S.*, 226 F.R.D. 118, 125 (D. D. C. 2005).

With the fact discovery deadline occurring in a mere six weeks (*i.e.* January 13, 2006), Defendants have yet to produce any meaningful discovery. Plaintiffs respectfully request the Court put an end to Defendants' dilatory tactics and order Defendants' produce documents responsive to the six compromised categories requested by Plaintiffs for the fifteen years requested and to produce the necessary witness(es) for a Rule 30(b)(6) deposition.

Dated: December 5, 2005

Respectfully submitted,

Robin L. Harrison
State Bar No. 09120700
Southern District I.D. No. 4556
Justin M. Campbell, III
State Bar No. 03721500,
Southern District I.D. No. 2988
Campbell Harrison & Dagley L.L.P.
4000 Two Houston Center, 909 Fannin Street
Houston, Texas 77010
(713) 752-2332 Telephone
(713) 752-2330 Facsimile

/s/Michael D. Woerner
Lynn Lincoln Sarko
Michael D. Woerner
Tana Lin
Gretchen F. Cappio
KELLER ROHRBACK, L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052
Telephone: (206) 623-1900
Facsimile: (206) 623-3384

ATTORNEYS FOR *BERDAT, PAPIA* and *KONDRACKI* PLAINTIFFS

OF COUNSEL

Ron Kilgard
Gary Gotto
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Suite 900
Phoenix, AZ 85012
Telephone: (602) 248-0088
Facsimile: (602) 248-2822

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON, PATRICK, WESTBROOK & BRICKMAN, LLC
174 East Bay Street
Charleston, SC 29401
Telephone: (842) 727-6500
Facsimile: (843) 727-3103

Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, L.L.P.
100 North Tampa Street, Ste. 1800
Tampa, FL 33602
Telephone: (813) 225-2500
Facsimile: (813) 223-7118

Attorneys for *Berdat, Papia* and *Kondracki* Plaintiffs

CERTIFICATE OF SERVICE

A copy of this pleading was served on the following counsel by first class mail or electronic mail (delivery receipt requested) on December 5, 2005.

Daniel A. Pollack
Pollack and Kaminsky
114 W. 47th St.
New York, NY 10036

Charles S. Kelley
Mayer, Brown, Rowe & Maw LLP
700 Louisiana Street
Suite 3600
Houston, Texas 77002

Michael K. Oldham
Gibbs & Bruns, LLP
1100 Louisiana, Suite 5300
Houston, Texas 77002

/s/Michael D. Woerner
Michael D. Woerner

EXHIBIT 1

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, MARVIN HUNT, MADELINE HUNT, RANDAL C. BREVER and RHONDA LECURU,

Plaintiffs,

vs.

INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL (N.A.), INC., INVESCO DISTRIBUTORS, INC., A I M ADVISORS, INC. and A I M DISTRIBUTORS, INC.,

Defendants.

Civil Action No. 04cv2555
Judge Vanessa D. Gilmore

FERDINANDO PAPIA, FRED DUNCAN, GRACE GIAMANCO, JEFFREY S. THOMAS, COURTNEY KING, KATHLEEN BLAIR, HENRY BERDAT, RUTH MOCCIA, MURRAY BEASLEY and FRANCES J. BEASLEY,

Plaintiffs,

vs.

A I M ADVISORS, INC. and A I M DISTRIBUTORS, INC.,

Defendants.

Civil Action No. 04cv2583
Judge Nancy F. Atlas

[Caption continues on next page]

DEFENDANTS' MEMORANDUM OF LAW IN PARTIAL OPPOSITION TO PLAINTIFFS' MOTION FOR CONSOLIDATION FOR PRE-TRIAL PURPOSES

RICHARD TIM BOYCE, individually and on behalf of all others similarly situated, Plaintiff, vs. A I M MANAGEMENT GROUP, INC., INVESCO FUNDS GROUP, INC., AIM INVESTMENT SERVICES, INC., A I M ADVISORS, INC., ROBERT H. GRAHAM, MARK H. WILLIAMSON, FRANK S. BAYLEY, BRUCE L. CROCKETT, ALBERT R. DOWDEN, EDWARD K. DUNN, JR., JACK M. FIELDS, CARL FRISCHLING, PREMA MATHAI-DAVIS, LEWIS F. PENNOCK, RUTH H. QUIGLEY, AND LOUIS S. SKLAR, and JOHN DOES 1-100, Defendants.	Civil Action No. 04cv2587 Judge John D. Rainey
JOY D. BEASLEY and SHEILA McDAID, individually and on behalf of all others similarly situated, Plaintiffs, vs. A I M MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2589 Judge Ewing Werlein, Jr.
KEHLBECK TRUST DTD 1-25-93, BILLY B. KEHLBECK and DONNA J. KEHLBECK, Plaintiffs, vs. A I M MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2802 Judge Ewing Werlein, Jr.

[Caption continues on next page]

JANICE R. FRY, BOB J. FRY, JAMES P. HAYES, VIRGINIA L. MAGBUAL, HENRY W. MEYER and GEORGE ROBERT PERRY, Plaintiffs, vs. A I M MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action o. 04cv2832 Judge Nancy F. Atlas
ROBERT P. APU, SUZANNE K. APU, MARINA BERTI, KHANH DINH, FRANK KENDRICK, EDWARD A. KREZEL, DAN B. LESIUK, JOHN B. PERKINS, MILDRED E. RUEHLMAN, LOUIS E. SPERRY, J. DORIS WILSON, and ROBERT W. WOOD, Plaintiffs, vs. A I M MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2884 Judge Vanessa D. Gilmore
HARVEY R. BENDIX, CVETAN GEORGIEV, DAVID M. LUCOFF, MICHAEL E. PARMALEE, TRUSTEE OF THE HERMAN S. AND ESPERANZA A. DRAYER RESIDUAL TRUST U/A 4/22/83, and STANLEY S. STEPHENSON, TRUSTEE OF THE STANLEY J. STEPHENSON TRUST, Plaintiffs, vs. A I M MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv3030 Judge Lee H. Rosenthal

Defendants INVESCO Funds Group, Inc., INVESCO Institutional (N.A.), Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., A I M Distributors, Inc., A I M Management Group, Inc., A I M Investment Services, Inc., Robert Graham, and Mark Williamson (hereinafter, the "A I M Defendants") submit this memorandum in partial opposition to plaintiffs' motion to consolidate, *for pre-trial purposes only*, all of the above-captioned actions and, in support hereof, would show the Court as follows:

The A I M Defendants support the consolidation of the *Boyce*, *Beasley*, *Kehlbeck Trust DTD*, *Fry*, *Apu* and *Bendix* actions (hereinafter "the *Boyce* actions") for pre-trial purposes only, since they all center on the allegedly improper allocation of brokerage business of AIM and INVESCO mutual funds. Indeed, the complaints in the *Boyce* actions, between and among themselves, are virtually identical except for different plaintiffs and different funds. However, the A I M Defendants, along with the plaintiffs in the *Papia* and *Berdat* actions,[1] strongly oppose the consolidation of those two actions, even for pre-trial purposes, with the *Boyce* actions, since *Papia* and *Berdat* involve entirely different subject matter and are derivative actions, not class actions, and *Papia* and *Berdat* center on the payment of allegedly excessive advisory and distribution fees of selected mutual funds strictly for the one-year period prior to the commencement of those actions (versus the five-year period claimed to be at issue in the *Boyce* actions).

[1] The A I M Defendants have not seen the response of the *Papia* and *Berdat* plaintiffs; however, The A I M Defendants have been informed that the plaintiffs in those actions are opposed to the consolidation motion.

LEGAL ARGUMENT

Consolidation of *Berdat* and *Papia* with the Other Actions Would Be Improper (Rule 42(a), Fed. R. Civ. P.)

Rule 42(a), Fed.R.Civ.P., provides:

> "**Rule 42. Consolidation; Separate Trials.**
>
> ...When actions involving a common question of law or fact are pending before the court, it may order a joint hearing or trial of any or all of the matters in issue in the actions; it may order all the actions consolidated; and it may make such orders concerning proceedings therein as may tend to avoid unnecessary costs or delay."

Consolidation of actions is improper where those actions center on fundamentally different issues. *See, e.g., Connell v. Bernstein-Macauley, Inc.*, 67 F.R.D. 111, 113-14 (S.D.N.Y. 1975).[2]

Papia and *Berdat* are Fundamentally Different from the *Boyce* actions –

In *Connell*, 67 F.R.D. at 113-14, the Court refused to consolidate two actions with two other actions because the former pair of actions "concern[ed] both issues and parties not involved" in the latter pair of actions (at p.113). In particular, the complaints in the former actions, unlike the others, named an accounting firm as a the defendant. As a result, a determination of the accountants' liability was "not necessitated by either" of the latter pair of actions (at p.114). Secondly, "only one of the three causes of action" in the former actions "relate[d] to the transactions which gave rise to both" of the other actions (*id.*). *See also*: *Continental Bank & Trust Co. v. OL.s.E.D. Platzer*, 304 F.Supp. 228, 229 (S.D. Tex. 1969); *Shumate & Co., Inc. v. NASD, Inc.*, 509 F.2d 147, 155 (5th Cir. 1975) (denial of consolidation upheld because, *inter alia*, numerous parties in one group of cases were not parties in the other group of cases); *Ingenito v. Bermec Corp.*, 376 F.Supp. 1154, 1171, 1166-69 (S.D.N.Y. 1974)

[2] Southern District of Texas Local Rule 7.6 addresses the procedures regarding Motions to Consolidate.

(consolidation denied since the wrongdoing in the cases was not uniform and not in the same time period(s) – even though the various actions asserted claims under same provisions of the federal securities law against many of the same defendants).

Here, *Papia* and *Berdat* both involve only derivative claims on behalf of mutual funds against several corporate entities under § 36(b) of the Investment Company Act (the "ICA") for the recovery of advisory and distribution fees paid by the mutual funds. Those fees were allegedly excessive in comparison with fees charged to non-mutual fund clients for the same services those defendants provided to the mutual funds. Both of those complaints state:

> "5. Plaintiffs are shareholders in various open-end registered investment companies, or mutual funds (collectively the "Funds"), created, sold, advised, and managed with other funds as part of a fund family or complex by Defendants (the "Fund Complex"). Defendants, as the underwriters, distributors, advisors, and control persons of the Funds, owe fiduciary and other duties to Plaintiffs and all shareholders of the funds in the Fund Complex.
>
> 6. Plaintiffs and other shareholders of the Funds pay Defendants fees for providing pure investment advisory services and administrative services. These fees are based on a percentage of the net assets of each of the Funds. Defendants typically charge a combined fee for the pure investment advisory services and the administrative services.
>
> 7. The pure investment advisory services Defendants provide to the Funds are identical to the investment advisory services Defendants or their affiliates provide to other clients, such as institutional clients, and entail identical costs. In fact, the cost of advisors, analysts, research data, the physical plant, and other aspects of Defendants' investment advisory services are shared between the mutual funds and the other clients.
>
> 8. Despite the equivalence of the investment advisory services Defendants provide to the Funds and the other clients, the fees Defendants receive from the Funds that are attributable to pure investment advisory services are much higher than the fees Defendants or their affiliates receive from other clients for the identical services.

9. Defendants also charge distribution fees for marketing, selling, and distributing mutual fund shares to new shareholders pursuant to distribution plans that Defendants have adopted with respect to the Funds pursuant to Rule 12b-1, 17 C.F.R. § 270.12b-1 ("Distribution Plans"). The distribution fees are based on a percentage of the net assets of each of the Funds. Defendants purportedly collect these fees in order to grow or stabilize the assets of the Funds so that the Funds can benefit from economies of scale through reduced advisory fees."

Papia Cplt., ¶¶ 5-9; *Berdat* Cplt., ¶¶ 5-7, 9 and 11.

In contrast, the federal and state law claims against the 16 defendants in each of the *Boyce* actions center on the allegedly improper allocation of brokerage business to various brokerage firms — not on advisory and distribution fees. Thus, the complaint in each of the *Boyce* actions contains this summary of its claims arising out of defendants' alleged payments to brokers to market and sell AIM and INVESCO Funds in preference to other mutual funds:

"2. This complaint alleges that the Investment Adviser Defendants (as defined herein) drew upon the assets of the AIM/INVESCO Funds to pay brokers to aggressively push AIM/INVESCO Funds over other funds, and that the Investment Adviser Defendants concealed such payments from investors by disguising them as brokerage commissions. Such brokerage commissions, though payable from fund assets, are not disclosed to investors in the AIM/INVESCO Funds public filings or elsewhere.

3. Thus, AIM/INVESCO Funds investors were induced to purchase AIM/INVESCO Funds by brokers who received undisclosed payments from the Investment Adviser Defendants to push AIM/INVESCO Funds over other mutual funds and who therefore had an undisclosed conflict of interest. Then, once invested in one or more of the AIM/INVESCO Funds, AIM/INVESCO Funds investors were charged and paid undisclosed fees that were improperly used to pay brokers to aggressively push AIM/INVESCO Funds to yet other brokerage clients."

Boyce Cplt., ¶¶ 2-3.

Papia and *Berdat* contain no such allegations about, and seek no recovery of, brokerage commissions allocated to brokerage firms or allegations about any attempt to "push

AIM/INVESCO Funds over other funds." *See, e.g., Ingenito, supra*, 376 F.Supp. at 1171, 1166-69.[3]

The fundamentally different nature of the *Papia* and *Berdat* claims is highlighted by contrasting the structure and substantive allegations of the complaints in those actions with those in the *Boyce* actions. Both the *Papia* (¶ 38) and *Berdat* (¶ 39) complaints allege that the relevant factors for proof of their claims:

> "include: (1) the nature and quality of the services rendered; (2) the profitability of the funds to the advisor/manager; (3) economies of scale; (4) comparative fee structures; (5) fallout benefits (*i.e.*, indirect profits to the advisor/manager resulting from the existence of the funds; and (6) the care and conscientiousness of the directors. A review of these factors, and the facts in this case, demonstrates that the fees charged by Defendants to the Funds violate § 36(b)."

In contrast, the complaints in the *Boyce* actions contain no allegations advocating such a focus on those six factors to prove their claims about allegedly improper directed brokerage business.[4]

Papia and *Berdat* also involve different parties from those in the *Boyce* actions, as well as different claims against them. *Papia* and *Berdat* do not name as defendants 14 of the 16 defendants in the *Boyce* actions. Among those 14 defendants in the *Boyce* actions are directors and trustees of the mutual funds who have different claims against them (*see esp.* Count VI). Correspondingly, three of the five defendants in *Papia* and *Berdat* are not defendants in the *Boyce* actions. *See Connell, supra*, 67 F.R.D. at 113-14; *Shumate, supra*, 509 F.2d at 155. Furthermore, the real plaintiffs-in-interest in *Papia* and *Berdat* are the mutual funds since any recovery of an excessive fee will go to the mutual fund which paid the excessive fee. In contrast,

---

[3] Moreover, the mere presence of a common question of law or fact is not sufficient to support consolidation. *See Continental Bank & Trust Co.*, 304 F.Supp. at 229.

[4] The separation of the *Papia* and *Berdat* actions is further warranted by the fact that the core subject of the *Boyce* cases – brokerage commissions – is specifically excluded from a § 36(b) claim by subsection (b)(4) thereof.

the purported plaintiffs in the *Boyce* actions assert mainly class action claims on behalf of the individual investors in AIM and INVESCO mutual funds.[5]

The § 36(b) claims in *Papia* and *Berdat* are also much narrower than the claims in each of the *Boyce* actions. A § 36(b) claim covers only fees paid in the one year predating the commencement of the action. *See* § 36(b)(3). In contrast, plaintiffs in the *Boyce* actions are seeking five years of damages arising out of the allegedly improper allocation of brokerage commission business.[6]

Conclusion

In contrast with the *Boyce* actions, *Papia* and *Berdat* involve different claims against a different and much smaller group of defendants for different alleged wrongdoing over a shorter period of time. *Papia* and *Berdat* should not be consolidated with the *Boyce* actions, and the A I M Defendants respectfully request that portion of the relief sought by the pending Motion to Consolidate be denied.

Dated: September 20, 2004

Respectfully submitted,

/s/

Charles S. Kelley
Texas SBA#11199580
MAYER, BROWN, ROWE & MAW LLP
700 Louisiana St., Suite 3600
Houston, Texas 77002
Tel. (713) 547-9634
Fax (713) 632-1834

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[5] The A I M Defendants contend that the *Boyce* actions cannot properly be brought as class actions for several reasons including that the claims asserted therein are, in fact, derivative claims.

[6] Moreover, the interests of the plaintiffs in *Papia* and *Berdat* conflict with the interests of the plaintiffs in the *Boyce* actions. In the former, the actions are brought on behalf of the Funds; in the latter, individual investors are suing on their own behalf and on behalf of a purported class, not on behalf of the Funds. Milberg Weiss and Susman Godfrey cannot fairly represent parties with conflicting interests.

Michael K. Oldham
GIBBS & BRUNS, LLP
1100 Louisiana, Suite 5300
Houston, Texas 77002
Tel. (713) 751-5268
Fax (713) 750-0903

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Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, New York 10036
Tel. (212) 575-4700
Fax (212) 575-6560

Counsel for Defendants INVESCO Funds Group, Inc., INVESCO Institutional (N.A.), Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., A I M Distributors, Inc., A I M Management Group, Inc., A I M Investment Services, Inc., Robert Graham and Mark Williamson

CERTIFICATE OF SERVICE

I hereby certify that a true and correct copy of the foregoing document was served upon the following counsel of record via electronic and first class mail, postage prepaid on this 20th day of September, 2004.

Steven Mitby
Susman Godfrey L.L.P
1000 Louisiana St., Suite 5100
Houston, Texas 77002-5096

Steven G. Schulman
Janine L. Pollack
Kim E. Levy
Michael R. Reese
Milberg Weiss Bershad & Schulman LLP
One Pennsylvania Plaza
New York, NY 10119

Marc A. Topaz
Richard A. Maniskas
Schiffrin & Barroway, LLP
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004

Robin L. Harrison
Campbell, Harrison & Dagley LLP
909 Fannin, Suite 4000
Houston, Texas 77010

Julie Brody
Aaron Brody
Stull, Stull & Brody
6 East 45th Street
New York, NY 10017

Joseph H. Weiss
Weiss & Yourman
551 Fifth Avenue
New York, NY 10176

Charles J. Piven
Marshall N. Perkins
Law Offices of Charles J. Piven, P.A.
401 East Pratt Street, Suite 2525
Baltimore, MD 21202

Thomas E. Bilek
Hoeffner & Bilek LLP
440 Louisiana Street
Houston, TX 77002

Robin L. Harrison
Campbell Harrison & Dagley L.L.P.
909 Fannin Street, Suite 4000
Houston, Texas 77010

Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
Johnson, Pope, Bokor, Ruppel & Burns LLP
100 North Tampa Street, Suite 1800
Tampa, FL 33602

Michael J. Brickman
James C. Bradley
Nina H. Fields
Richardson, Patrick, Westbrook & Brickman
174 East Bay Street
Charleston, SC 29401

Lynn Lincoln Sarko
Michael D. Woerner
Gretchen F. Cappio
Keller Rohrback, LLP
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052

Patrick D. Vellone
Matthew M. Wolf
Allen & Vellone, P.C.
1600 Stout St., Suite 1100
Denver, CO 80202

Yedhudis Lewis
Kramer Levin Naftalis & Frankel LLP
919 Third Ave.
New York, NY 10022

Paul D. Flack
Nickens Keeton Lawless Farrell & Flack LLP
600 Travis, Suite 7500
Houston, TX 77002

/s/
Charles S. Kelley